UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date July 06, 2011	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations

News Release	July 6, 2011

TASMAN’S NORRA KARR HEAVY RARE EARTH ELEMENT PROJECT DECLARED PROJECT OF “NATIONAL INTEREST” BY SWEDISH AUTHORITIES

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV: TSM; Frankfurt: T61; Pink Sheets: TASXF).  Mr Mark Saxon, President & CEO, reports that the Swedish Geological Survey (SGU), following consultation with local government authorities, recently declared Tasman’s 100% owned Norra Karr heavy rare earth element (HREE) project a project of “National Interest” under the Swedish Environment Act.  The surface extent of the deposit was defined by the SGU with the assistance of Tasman personnel.  This classification is highly significant in that it protects Norra Karr from any land use that may compete with future mining.

In defining a mineral deposit as “National Interest”, the SGU considers the importance of the deposit on the basis of strategic value, the quality of its documentation, and whether the deposit represents a unique natural asset.  In their commentary on Norra Karr, the SGU draw attention to the European Union’s Raw Materials Initiative that proposes strategies to gain secure, long term access to raw material supply for Europe and includes facilitation of domestic production.  REE’s are identified as one of 14 critical metals and minerals for the EU within the coming ten-year period, and Norra Karr provides one of few potential sources for European REE production.

In declaring Norra Karr a site of “National Interest”, the SGU commented that “REE’s are of great importance in modern society and access to these elements is very limited within Europe.  The SGU is therefore of the opinion that assets such as these should be accessible to future generations.  Norra Karr is a very important project from a material supply point of view, both for Sweden as well as for Europe.  The mineral resource at Norra Kärr is the only NI43-101 compliant REE resource in mainland Europe.”

"Tasman welcomes the recognition given to Norra Karr as a “National Interest” project as defined by the Swedish Geological Survey” said Mark Saxon, Tasman’s President & CEO.  “Norra Karr is a highly significant and strategic heavy rare earth element project within Europe, with capacity to be a major and long term supplier of these critical metals.   Norra Karr is particularly enriched in dysprosium, and can provide secure supply to expanding green-tech and high-tech industries for many years to come.”

For a link to the information on Norra Karr provided by the SGU, see http://www.sgu.se/sgu/sv/produkter-tjanster/nyheter/nyheter-2011/riksintresse-norra-karr.html.  A translated version is available at http://www.tasmanmetals.com/s/Norra-Karr.asp.

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers an area of 350m by 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drill holes appear associated with partially melted or pegmatitic intervals within the intrusion.  Recent mineralogical work by SGS Mineral Services has shown REE bearing minerals to be zirconosilicates, principally eudialyte and catapleiite, both of which are soluble in sulphuric acid.  The project shows geological similarity to advanced projects at Strange Lake (Quebec) and Dubbo (Australia).

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.  For an overview of the infrastructure and resource at site, please see a recent 3D fly through video at http://www.tasmanmetals.com/i/videos/video1/index.html.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM”.  REE demand is increasing, due to the metals unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 36 SWEDEN

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the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  With a TREO (total rare earth oxide) cut off of 0.4%, the Inferred Mineral Resource comprises 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being the higher value HREO (heavy rare earth oxide).  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

Tasman’s cash position is approximately C$14.5 million.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  This news release uses the term "inferred mineral resource."  We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission.  The estimation of inferrred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.  U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

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Figure 1: Drillhole locations at the Norra Karr project, Sweden.

Section B
Section BC
Section C
Section CD
Section D
Section DE
Section E
Section EF
Section F
Section FG
Outline of the Norra Kärr alkaline intrusive
1st and 2nd phase drill holes
Third phase just completed drill program
Third phase program. Deepened earlier drill holes
0 50 100 200m
meters